U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     SCHEDULE 13D
                  (Amended - Original 13D filed on October 15, 2002)

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                  SYCONET.COM, INC.

                                    COMMON STOCK

                                    87122R 10 0
                                   (CUSIP NUMBER)


                           2240 Shelter Island Dr., Suite 202
                                 San Diego, CA  92106


              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                 October 10, 2002

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  JOHN FLEMING.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  57,782,800
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  31,320,000
_____________________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  31,320,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  20.38%
_____________________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________________

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Syconet.com, Inc.
Common Stock, $.001 par value
2240 Shelter Island Dr., Suite 202
San Diego, CA  92106

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name:  John Fleming
(b)  Address:  2240 Shelter Island Dr., Number 202, San Diego, CA  92106
(c)  Consultant
(d)  None
(e)  No
(f)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Pursuant to an Acquisition Agreement by and between Syconet.com, Inc. and Amcorp Group, Inc., John Fleming as founding member of
Amcorp Group, Inc., in a 1-for-1 exchange of common stock, was issued common shares of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) The purpose of this transaction was to enable the Issuer enter into an Acquisition Agreement with Amcorp Group, Inc. in exchange for 1-for-1 exchange of common stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) John Fleming acquired 31,320,000 of common shares of the Issuer on October 10, 2002. After John Fleming's acquisition of the aforementioned shares of the Issuer, such amount represented 20.38% of the total and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a) Pursuant to an Appointment of Proxy, dated September 12, 2002, Four Way Associates, Inc. authorizes John Fleming to vote and otherwise represent Four Way Associates, Inc.'s 10,000,000 common shares of the Issuer at annual and/or special shareholder's meetings and any adjournments for a period of two years.

(b) Pursuant to an Appointment of Proxy, dated September 12, 2002, Four Winds Associates, Inc. authorizes John Fleming to vote and otherwise represent Four Winds Associates, Inc.'s 9,962,800 common shares of the Issuer at annual and/or special shareholder's meetings and any adjournments for a period of two years.

(c) Pursuant to an Appointment of Proxy, dated September 12, 2002, Marc R. Tow authorizes John Fleming to vote and otherwise represent Marc R. Tow's 6,500,000 common shares of the Issuer at annual and/or special shareholder's meetings and any adjournments for a period of two years.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date:  November 14, 2002                              /s/John Fleming